UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-52033
CUSIP NUMBER	N/A

(Check One):

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
☒	Form 10-Q	☐	Form 110-D	☐	Form N-CEN	☐	Form N-CSR

For the Period Ended:		December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________________________________________________________________________

PART I - REGISTRATION INFORMATION

Red Trail Energy, LLC
Full Name of Registrant

N/A
Former Name of Registrant

P.O. Box 11, 3682 Highway 8 South
Address of Principal Executive Office (Street and Number)

Richardton, North Dakota 58652
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company is unable to timely file its quarterly report on Form 10-Q for the period ended December 31, 2024 (the “Quarterly Report”) without unreasonable effort and expense due to (i) the Company’s management completing pre and post closing tasks related to the previously announced transaction pursuant to that certain Asset Purchase Agreement dated as of September 10, 2024 (the “Asset Purchase Agreement”) by and among the Company, Gevo, Inc. (NASDAQ: GEVO) (“Parent” or “Gevo”), and its wholly owned subsidiaries, Richardton CCS, LLC (“R-CCS”) and Net-Zero Richardton, LLC (“NZ-R” and together with R-CCS, the “Buyers” and such transaction, the “Asset Sale”); and (ii) due to the Company’s auditor requesting additional time to complete its reviews of the Company’s quarterly financials and the inability of the Company to obtain a different third-party review within the time required. The Company expects that the Form 10-Q will be completed in a timely fashion to ensure timely filing prior to the reporting deadline of February 19, 2025, provided by such extension.

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Joseph Leo	(515) 242-2462
(Name)	(Area Code) (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Form 12b-25 contains certain “forward-looking statements” relating to, among other things, the Company, the Quarterly Report, and the Company’s business, plans, results and operations. All statements, other than statements of historical fact included herein, are “forward-looking statements.” Forward-looking statements are often identified by the use of forward-looking terminology, such as “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “believes,” “predicts,” “should,” “will”, “could”, “would”, “may”, “forecast” or similar expressions, and involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Such risks and uncertainties include, but are not limited to, other events that may require the attention of the Company’s management, the timing of the process of finalizing the Quarterly Report and undertaking various reviews, analyses, and assessments in connection with the Quarterly Report, and other events, factors and risks previously and from time to time disclosed in the Company’s filings with the Securities and Exchange Commission. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

The Form 10-Q will reflect the following significant change in results of operations which are unrelated to the ethanol sales revenue reconciliation review referenced above.

•Total revenues decreased by approximately 22.59%, or $9.38 million for the three months ended December 31, 2024 compared to the three months ended December 31, 2023.
•Total cost of goods sold decreased by approximately 20.06%, or $8.09 million for the three months ended December 31, 2024 compared to the three months ended December 31, 2023.
•The Company expects to report a loss of net income of $11,451 at December 31, 2024, compared to a positive net income of $2,160,515 at December, 2023.

RED TRAIL ENERGY, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 14, 2025	By:	/s/ Jodi Johnson
		Name:	Jodi Johnson
		Title:	Chief Executive Officer

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